

August 30, 2010

Mr. Peter H. Cheesbrough
Executive Vice President and Chief Financial Officer
CIBER, Inc.
6363 South Fiddler's Green Circle, Suite 1400
Greenwood Village, CO 80111

> **Re: CIBER, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed March 4, 2010**
> **Form 10-Q for the Quarterly Period ended June 30, 2010**
> **Filed August 5, 2010**
> **File No. 001-13103**

Dear Mr. Cheesbrough:

We have reviewed your letter dated July 30, 2010, in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 7, 2010.

Form 10-K for the Fiscal Year ended December 31, 2009

Item 11. Executive Compensation, page 59 (Incorporated by Reference From Proxy Statement Filed April 23, 2010)

Executive Compensation

Fiscal 2009 Stretch Bonus Program, page 32

1.   We note your response to prior comment 12. Please provide a more detailed explanation regarding how you determined the amount of the actual payouts under the program to Messrs. Slingerlend, Cheesbrough, and Laugerud. In addition, explain what is meant by

Mr. Peter H. Cheesbrough
CIBER, Inc.
August 30, 2010
Page 2

"Mr. Slingerlend and Mr. Cheesbrough were awarded 12% and 8%, respectively, of the amounts that were earned by others under the Stretch Program for the achievement of the Europe, ERP and IT Outsourcing divisional revenue and/or NOI targets."

Form 10-Q for the Quarterly Period ended June 30, 2010

Note (5) Goodwill, page 8

2.   We note that in the quarter ended June 30, 2010, you recorded a $112 million goodwill impairment charge. Please tell us the fair value of each reporting unit at June 30, 2010. Please also compare the fair value of your reporting units as of June 30, 2010, to the company's market capitalization as of June 30, 2010, and if materially different, please quantify and discuss the underlying reasons. If one of the underlying reasons continues to be the negative market perception of your bank structure:

- Please help us understand how you were able to conclude that investors penalize your market capitalization because of your bank structure.

- We reissue prior comment 4 as it relates to the quantitative impact of the negative market perception of your bank structure. In this regard, we note that your response indicated that you estimated the "dollar per share impact" but you provide no discussion of how you determined the per share impact.

3.   We note your response to prior comment 6 of our letter dated May 10, 2010, and your disclosure on page 26 appear to indicate that step one of your goodwill impairment analysis is primarily based on a discounted cash flow methodology. Please revise your footnote and critical accounting policy disclosures in future filings to clarify that you primarily use the discounted cash flow method. In this regard, we note that your disclosure on page 9 indicates that you estimated the fair value based on a weighting of both the income approach and the market approach.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief